PureStream, LLC
Form ATS-N/Updating Amendment (2023.10.06)
Exhibit 3

Primary Business Name: PURESTREAM, LLC **BD Number: 306750**

BD - AMENDMENT

~~03/02/2021~~09/29/2023

BD - INDIRECT OWNERS

~~No Information Filed~~

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
DIAZ, ARMANDO ANTHONY	I	PURESTREAM TRADING TECHNOLOGIES INC.	SHAREHOLDER	06/2018	C	Y	N	2013893